                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2002

                                     ALSTOM
                                     ------
             (Exact Name of Registrant as Specified in its Charter)

                  25, avenue Kléber, 75116 Paris, France
                     --------------------------------------
              (Address of Registrant's Principal Executive Office)

      (Indicate by check mark whether the  Registrant  files or will file annual reports under cover of Form 20-F or Form 40-F)

      Form 20-F   X                    Form 40-F
                -----                            -----

      (Indicate  by  check  mark  whether  the  Registrant,  by  furnishing  the information  contained in this Form, is also thereby  furnishing the information to the Commission  pursuant to Rule 12g3-2(b) under the Securities  Exchange Act of 1934)

      Yes                              No   X
          -----                           -----

      (If "Yes" is  marked,  indicate  below  the file  number  assigned  to the
Registrant in connection with Rule 12g3-2(b):____)

Enclosures:

Press  release  dated  October 30, 2002  "ALSTOM  Wins  Spanish  Train
Maintenance Contract Worth Around 500 Million Euros"...........................3

Press release dated  November 5, 2002 "Patrick Kron to Succeed  Pierre
Bilger"........................................................................5

Press  release  dated  November 5, 2002 "Solid  Progress in First-Half
Results 2003 (1st April 2002 - 30 September 2002)".............................6

                                                                 30 October 2002

                 ALSTOM WINS SPANISH TRAIN MAINTENANCE CONTRACT
                         WORTH AROUND 500 MILLION EUROS

ALSTOM has just been  awarded a train  maintenance  contract  by RENFE,  Spain's national railways,  worth  approximately 500 million euros. The contract,  which will span a 14 year period, is for a total of 24 trains,  including 18 very high speed AVE trains, and 21 locomotives.

This order confirms ALSTOM's strategy to rapidly grow its service  activities in transport thanks to its wide range of expertise.

This new contract comprises the maintenance of:
-     the 18 AVE  trains,  supplied by ALSTOM,  which  operate at 300km/h on the
      Madrid-Seville line. These trains have been maintained by ALSTOM since the inauguration of the line in 1992.
-     6 Euromed trains for the Barcelona-Valencia-Alicante line.
-     21  locomotives   which  pull  trains   operating  at  200km/hour  on  the
      Madrid-Seville and Madrid-Barcelona lines.
-     Associated facilities.

Michel Moreau,  President of ALSTOM's Transport Sector,  said: "We are delighted that RENFE has  decided  to renew its  confidence  in ALSTOM,  after 10 years of successful  cooperation  between our two companies.  The AVE trains supplied and maintained by ALSTOM on the  Madrid-Seville  line have proven extremely reliable and successful with the passengers,  making them the biggest  commercial success of the  Spanish  railways : the number of  passengers  on these  trains has been multiplied by two, since their introduction on the Spanish network in 1992."

ALSTOM is the global  specialist  in energy and  transport  infrastructure.  The
Company  serves the energy market  through its activities in the fields of power generation and power  transmission  and  distribution,  and the transport market through its  activities in rail and marine.  In fiscal year 2001/02,  ALSTOM had annual  sales in excess of €23 billion and  employed  118,000  people in over 70 countries.
ALSTOM is listed on the Paris, London and New York stock exchanges.

ALSTOM's   Transport  Sector,   with  annual  sales  of  €4.4  billion,   is  an
internationally leading supplier of rolling stock, information systems, services and complete turnkey systems to the rail industry.

Press enquiries:     S. Gagneraud / G. Tourvieille
                     (Tel. +33 1 47 55 25 87) - internet.press@chq.alstom.com
Investor relations:  E. Rocolle-Teyssier
                     (Tel.+33 1 47 55 25 78) - investor.relations@chq.alstom.com internet: www.alstom.com

PRESS INFORMATION

                                                                 5 November 2002

                                     ALSTOM
                      PATRICK KRON TO SUCCEED PIERRE BILGER

During a meeting on 4 November  2002,  following a proposal by the  Chairman and
Chief Executive Officer and by the Nominations and Remuneration  Committee,  the
Board of ALSTOM has appointed Mr Patrick KRON as Chief Executive Officer.

This  appointment  will be effective  from 1 January  2003.  Pierre  BILGER will remain Chairman of the Board until 31 December 2003, when Patrick KRON will also succeed him as Chairman.

Mr KRON is 49 years old. A graduate  of l'Ecole  Polytechnique  and of the Paris
Ecole des Mines,  he began his  professional  career in the Ministry of Industry between 1979 and 1984.  Between 1984 and 1998, Mr KRON held a number operational responsibilities  within the  Pechiney  Group and was  Chairman  of the  Carbone
Lorraine  Company  between  1993 and 1997.  Since March 1998,  he has been Chief
Executive  Officer of Imerys  (formerly  Imetal) and he has been a member of the
Board of ALSTOM since July 2001.

Pierre BILGER commented:
"I am  delighted to announce Mr Patrick  KRON's  appointment  as ALSTOM's  Chief
Executive  Officer  and  future  Chairman  of the Board.  Patrick's  exceptional
industrial,   operational  and  international  experience,   combined  with  his
practical  knowledge of the financial  markets,  make him an ideal  candidate to successfully meet the challenges ALSTOM faces today.

"This decision ensures continuity. As a member of the Board, Patrick has already acquired a detailed  knowledge  of ALSTOM and the twelve  months I will spend at his  side as  Chairman  of the  Board  will  further  help to  ensure  a  smooth transition.  It also ensures an orderly,  planned succession during an important period in the  company's  development,  when the  benefits of the Restore  Value programme are beginning to flow.

"I am proud to have led  ALSTOM  for  almost 12  years,  during  which  time the company has grown from a modest Franco-British joint venture into a global group employing more than 112,000 people worldwide, and ranking among the top three in each of its four  markets.  I am confident  that Patrick will make a significant contribution  to the  Company's  future  success,  both in the short  term as we continue to deliver our Restore Value plan,  and in the longer term as the Group continues its profitable growth".

Press enquiries:     G. Tourvieille/S. Gagneraud
                     (Tel. +33 1 47 55 23 15)
                     internet.press@chq.alstom.com
Investor relations:  E. Rocolle-Teyssier
                     (Tel.+33 1 47 55 25 78)
                     investor.relations@chq.alstom.com

                 ALSTOM - 25 avenue Kléber - 75795 Paris
        Cedex 16 - Tel : 33 (0)1 47 55 25 87 - Fax : 33 (0)1 47 55 24 38

PRESS INFORMATION

                                                                 5 November 2002

                    Solid Progress in First-Half Results 2003
                       1st April 2002 - 30 September 2002

Resilient performance
o     Orders received: 10.5 bn, down 6% on first half 2002, but up 15% on second half 2002.
o     Sales stable at €10.8bn
o     Operating margin improved to 5% (2002 H1 4.5%, H2 3.5%)

Stronger financials
o     Strong  recovery  in free  cash flow from  operations  to €(77)m  (2002 H1
      €(474)m, 2002 H2 €(537)m)

o     Net debt cut by €142m, reducing gearing to 84% (fiscal 2002: 112%)

Commenting on the results Pierre  Bilger,  Chairman & Chief  Executive  Officer,
said:

"We have made solid  progress  over the past six  months,  delivering  a healthy improvement  in  operating  income on broadly  maintained  sales,  with a strong recovery in net income.

"The resilience of our performance,  in a challenging economic  environment,  is underlined by the 15 per cent growth in our order intake. As a result, we expect orders  received and sales for the full year to be broadly in line with those of last year. The positive  dynamics of the  transport,  power  retrofit,  customer service and  transmission  markets  should offset less  favourable  gas turbine, power plant, distribution and marine markets.

"I am particularly  pleased by the marked turnaround in our profitability,  with our  operating  margin up by a full  one-and-a-half  percentage  points over the second  half of fiscal  2002.  This  improvement  was  delivered  across all our
Sectors and reflects not only the improved  margins in our order intake,  as our business mix  improves,  but also the benefits  that are  beginning to flow from restructuring and overhead  reduction.  This gives us confidence in delivering a margin  close to 5% in March 2003 and puts us well on track to  achieving  6% by
March 2005.

"Even more  significant  is the  strengthening  of our  financial  position.  We generated  over €80 million of net cash from  operating  activities in the first half,  helped by stringent  control of working capital across the group. Our net debt has been cut by more than €140 million,  substantially reducing our gearing from 112% to 84%.

PRESS INFORMATION

"All the  initiatives  detailed in March in our Restore Value plan have now been launched and we have already raised €667 million through the capital increase in
July and the subsequent disposal of our South African operations.

"Despite  a  generally  much  more  difficult  economic  environment,  we remain confident of achieving the key objectives outlined in the Restore Value plan.

"I have announced elsewhere today that Patrick Kron, a non-executive director of
ALSTOM, is to succeed me in due course as Chairman and CEO. As I prepare to hand over the  leadership  of the company to my  successor,  I do so in the knowledge that our  Restore  Value plan is on track and  ALSTOM's  financial  position  is improving."

                                    - ends -

A summary of ALSTOM's MD&A for the six-month period is attached.  A full copy of this document,  which takes precedence over this press release,  is available on
ALSTOM's   website,   together   with  a  full  set  of   accounts   and   notes
(WWW.ALSTOM.COM).

Press enquiries:     G. Tourvieille/S. Gagneraud
                     (Tel. +33 1 47 55 23 15)
                     internet.press@chq.alstom.com
Investor relations:  E. Rocolle-Teyssier
                     (Tel. +33 1 47 55 25 78)
                     investor.relations@chq.alstom.com

PRESS INFORMATION

ALSTOM: Summary of MD&A

Summary of results

------------------------------------------------------------------------------------------------------------------
              Total Group                   First Half      2nd Half      First Half      % Var.       % Var.
            Actual figures                   Sept. 01       March 02       Sept. 02      Sept.02/     Sept.02/
            (in € million)                                                               Sept.01      March 02
------------------------------------------------------------------------------------------------------------------

Order backlog                                     36 672        35 815          33 611     -8%           -6%
Orders received                                   13 193         9 493          10 537     -20%          11%
Sales                                             11 942        11 511          10 769     -10%          -6%
Operating income                                     523           418             543      4%           30%
Operating margin                                    4.4%          3.6%            5.0%
EBIT                                                 468            19             322     -31%          n/a
Capital Employed                                   7 022         6 688           6 697     -5%           0%
ROCE                                               13.3%          0.6%            9.6%
Capital expenditures                               (272)         (278)           (200)     -26%         -28%
Free Cash Flow from operations                     (474)         (537)            (77)     -84%         -86%
Net cash flow                                      (331)         (100)             394     n/a           n/a
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
              Total Group                   First Half      2nd Half      First Half      % Var.       % Var.
           Comparable basis                  Sept. 01       March 02       Sept. 02      Sept.02/     Sept.02/
            (in € million)                                                               Sept.01      March 02
------------------------------------------------------------------------------------------------------------------

Order backlog                                     35 650        34 101          33 611     -6%           -1%
Orders received                                   11 238         9 170          10 537     -6%           15%
Sales                                             10 509        11 059          10 769      2%           -3%
Operating income                                     472           387             543     15%           40%
Operating margin                                    4.5%          3.5%            5.0%

------------------------------------------------------------------------------------------------------------------

The  actual  figures  for the first and second  halves of fiscal  2002 have been restated  using 30  September  2002  exchange  rates for order  backlog,  orders received,  sales and operating income.  Adjustments have also been made to order backlog,  orders  received,  sales and operating income for the first and second halves of fiscal 2002, to reflect changes in business  composition and provide a basis comparable with the first half of fiscal 2003.

On a comparable  basis,  orders  received  increased by 15% in the first half of fiscal 2003 against the second half of fiscal 2002,  with the order  backlog and sales both stable.

Operating income and operating margin both increased compared with the first and second halves of fiscal 2002,  reflecting improved margins in our order backlog, better control of costs and the first results of the restructuring launched as a part of Restore Value.

Net income after goodwill amortisation was positive at €11 million for the first half,  compared  with a gain of €92  million  and a loss of €231  million in the first and second halves respectively of fiscal 2002.

PRESS INFORMATION

Restore Value

After six months, we have achieved significant progress in implementing our strategic plan "Restore Value".

o     Restoring operating margin

--------------------------------------------------------------------------------
Restore Value target is an operating margin of 6% in March 2005.
--------------------------------------------------------------------------------

For the first half of fiscal year 2003, the operating margin was 5.0%,  compared with 4.5% and 3.5% respectively for the first and second halves of fiscal 2002.

We are on track to achieve the Restore Value target of an operating margin of 6%
in March 2005.  Our order backlog shows an improvement in our business mix, with an increase in higher-growth and higher-margin  activities. We are also on track to reduce annualised overheads by €250 million by March 2005.

On a comparable  basis,  all sectors showed an  improvement in operating  margin against  those of the  second  half of  fiscal  2002,  and are in line  with the internal targets established to meet the March 2005 Restore Value targets.

------------------------------------------------------------------------------------------------------------
             Operating margin                 First Half       2nd Half      First Half        Targets
             Comparable basis                  Sept. 01        March 02       Sept. 02         March 05
------------------------------------------------------------------------------------------------------------
Power                                                 4.3%        4.4%          4.7%             6.0%
T&D                                                   6.0%        6.0%          6.2%             8.0%
Transport                                             3.9%        0.5%          3.9%             7.0%
Marine                                                6.9%        0.8%          2.2%             3.0%
------------------------------------------------------------------------------------------------------------
ALSTOM                                                4.5%        3.5%          5.0%             6.0%
------------------------------------------------------------------------------------------------------------

o     Restoring positive cash flow

--------------------------------------------------------------------------------
Restore  Value  target is to  generate  total  free  cash  flow from  operations of €1.3 billion by March 2005.
--------------------------------------------------------------------------------

Net Cash from operating activities

The net operating  cash inflow in the first half was €83 million,  compared with outflows  of €238  million  and €341  million  in the  first and  second  halves respectively of fiscal 2002.

The €83 million included an exceptional  cash outflow of €574 million  resulting from the application of provisions and accrued contract costs on the GT24/26 gas turbines  totalling  €398  million,  and from a €176  million  cash  outflow  in customers'  deposits and advances  which finance work in progress on three Power contracts and one Transport contract that had previously

PRESS INFORMATION

benefited from exceptional down-payments. Securitisation of existing receivables fell by €152  million,  compared with an increase of €138 million and €2 million respectively  for the first and second  halves of fiscal 2002.  Underlying  free cash flow for the first half was therefore positive by €809 million.

This  improvement is mainly due to continuous  action across the ALSTOM Group to improve the cash profiles of contracts,  reduce working capital requirements and secure a good level of customer deposits and advances.

Free Cash Flow from operations (net cash from operating activities, less capital expenditure)

Capital  expenditure in the first half, net of proceeds from minor  disposals of property, plant and equipment, was €160 million,  compared with €236 million and
€196 million for the first and second halves respectively of fiscal 2002.

Free cash flow from  operations  in the first half was  negative by €77 million, compared  with a negative  €474 million and a negative €537 million in the first and second halves respectively of fiscal 2002.

Summary Cash Flow Indicators

----------------------------------------------------------------------------------------------------
                      Total Group                          First Half      2nd Half     First Half
                                                             Sept.01       March 02      Sept.02
                     Actual figures
                     (in € million)
----------------------------------------------------------------------------------------------------

Working Capital movements                                        (470)         (450)          (325)

----------------------------------------------------------------------------------------------------
Net cash provided by (used in) operating activities              (238)         (341)            83
Capital expenditure net of proceeds                              (236)         (196)          (160)

----------------------------------------------------------------------------------------------------
Free Cash flow from operations                                   (474)         (537            (77)

Net cash provided by (used in) investing activities               357          (234)          (347)
Net cash provided by (used in) financing activities              (450)          475            658
Net Cash Flow                                                    (331)         (100)           394
Decrease (increase) in net debt                                  (421)          (10)           142

----------------------------------------------------------------------------------------------------

PRESS INFORMATION

o     Restoring balance sheet: one-off proceeds

--------------------------------------------------------------------------------
Restore  Value target is to generate  one-off  proceeds of €2.1 billion by March
2003 from real estate sales, non-core disposals and a capital increase.
--------------------------------------------------------------------------------

Of the €2.1  billion of one-off  proceeds  targeted in March  2002, €667 million has already  been  realised  through  the  capital  increase  (€617 million) in July and the disposal of our  activities  in South Africa  (€50 million) in September.

Progress has been made on the sale and leaseback of real estate. We received two offers  for the  whole  portfolio,  which  met our cash  target  but were not on acceptable  economic  terms.  We  therefore  decided to divide the process  into several separate  transactions.  The portfolio has been reduced from 70 sites to
55 sites and the estimated  proceeds  revised from €750 million to €600 million.
Negotiations  are in  progress  and we now expect to realise  total  proceeds of approximately  €600 million,  of which we expect to receive  approximately  €400 million by March 2003.

We have  received  firm offers for several  non-core  businesses.  Active  sales negotiations  are  underway  based on the offers  received.  We expect the total proceeds  realised from non-core business  disposals to be approximately  €1,000 million before the end of March 2003, compared with our initial estimate of €900 million.

Given the momentum to date, we remain in a position to generate one-off proceeds of €2.1 billion by March 2003, as announced in Restore Value.

o     Restoring balance sheet: net debt and gearing ratio

--------------------------------------------------------------------------------
Restore Value target is to achieve a gearing ratio of 20% by March 2005, with no further securitisation of future receivables.
--------------------------------------------------------------------------------

Net debt at 30  September  2002  fell by €142  million,  significantly  reducing gearing  from 112% to 84%.  This  follows the  reclassification  as debt of €205 million  preferred shares,  whose contractual  redemption at 31st March 2006 was triggered by the capital increase in July.  Without this  reclassification,  net debt at 30  September  2002 would have  fallen by €347  million  and the gearing ratio would have been 75%.

Due to the  continuing  improvement  in free cash  flow,  coupled  with  one-off proceeds, we are confident of reaching the targeted gearing of 20% in March 2005 and to close all future receivables programmes.

PRESS INFORMATION

Sector Reviews

o     Power

      ------------------------------------------------------------------------------------------------------
                   Power                 First Half      2nd Half     First Half     % Var.       % Var.
                                          Sept. 01       March 02      Sept. 02     Sept. 02/    Sept. 02/
                                                                                    Sept. 01     March 02
             Comparable basis
              (in € million)
      ------------------------------------------------------------------------------------------------------

      Order backlog                           16 191         14 418        13 599         -16%          -6%
      Orders received                          6 298          4 235         5 031         -20%          19%
      Sales                                    6 376          5 998         5 812          -9%          -3%
      Operating income                           275            266           271          -1%           2%
      Operating margin                          4.3%           4.4%          4.7%

      ------------------------------------------------------------------------------------------------------

Order intake, up 19% on the previous period,  was very encouraging in spite of a generally difficult market environment, especially in gas turbines.

The gas turbine downturn was compensated for by excellent,  double-digit, growth in services  and  environment,  mainly in the US and Europe.  Even in the United
States,  the most severely  affected of the world's power  markets,  our overall order intake topped €1.25 billion,  principally in service, upgrade and retrofit of our substantial  installed base, providing further evidence of the resilience of our portfolio.

Update on GT 24/26 Gas Turbine Issues

The  improvement  programme  is on  schedule.  We have  now  satisfied  contract requirements or negotiated  commercial  settlements on over 70% of the units. We have still to conclude  settlements  in respect of 22 units  (including  7 units which are the subject of litigation).

We have  established  provisions  to  cover  the  anticipated  costs  of  making modifications  to the turbines and for the  additional  expenditure  not already covered within  contract  costs that we expect to incur in reaching  settlements with our customers, including the costs of fulfilling contractual conditions.

Sales of GT 24/26 gas turbines (€430 million)  represented  approximately 7% of
Power's sales during the first half of fiscal 2003, compared with 14% during the first half of fiscal 2002.  Sales of GT 24/26 gas turbines do not  contribute to the gross margin,  which means that Power's operating margin will  automatically improve with the phasing out of these contracts.

PRESS INFORMATION

o     T&D

      ---------------------------------------------------------------------------------------------------------------
                      T&D                    First Half     2nd Half      First Half     % Var.          % Var.
                                              Sept. 01      March 02       Sept. 02     Sept. 02/      Sept. 02/
                                                                                        Sept. 01        March 02
               Comparable basis
                (in € million)
        ---------------------------------------------------------------------------------------------------------------

      Order backlog                               2 858          2 759          2 960           4%                7%
      Orders received                             1 969          1 742          2 067           5%               19%
      Sales                                       1 678          1 985          1 778           6%              -10%
      Operating income                              100            119            110          10%               -8%
      Operating margin                             6.0%           6.0%           6.2%

      ---------------------------------------------------------------------------------------------------------------

T&D benefited from continuing growth in Transmission,  reflecting ALSTOM's focus on the expanding systems and solutions market, but faced a more difficult market in  Distribution.  Demand in Western Europe was stable,  but declined in the USA mainly due to the energy management market. Despite increased pressure on prices and adverse  exchange  rates,  overall orders were broadly in line with the same period last year and sales increased.

o     Transport

      ----------------------------------------------------------------------------------------------------------
                   Transport                 First Half     2nd Half      First Half     % Var.       % Var.
                                              Sept. 01      March 02       Sept. 02     Sept. 02/    Sept. 02/
                                                                                        Sept. 01     March 02
               Comparable basis
                (in € million)
      ----------------------------------------------------------------------------------------------------------

      Order backlog                              13 187         13 944         14 784          12%           6%
      Orders received                             2 628          2 839          3 300          26%          16%
      Sales                                       1 735          2 321          2 339          35%           1%
      Operating income                               68             11             90          33%          n/a
      Operating margin                             3.9%           0.4%           3.9%

      ----------------------------------------------------------------------------------------------------------

During the first half of fiscal 2003 the rail  market  continued  to  experience sustained  growth.  In Europe this is being driven by a recovery in  expenditure after the low  investment  of the 1990s and the urgent  need to  replace  ageing infrastructure,  coupled with increasing ridership,  technology-led  advances in signalling and the growing trend towards  outsourcing of service.  In the USA it reflects the continuing substantial investment in urban transportation.

PRESS INFORMATION

UK Regional Trains

By the end of September 2002, only 6 of the 119 trains  outstanding under our UK regional trains contracts had yet to be delivered,  compared with 29 at 31 March
2002. These 6 trains will be delivered by the end of the current calendar year.

o     Marine

      ----------------------------------------------------------------------------------------------------------
                    Marine                   First Half     2nd Half      First Half     % Var.       % Var.
                                              Sept. 01      March 02       Sept. 02     Sept. 02/    Sept. 02/
                                                                                        Sept. 01     March 02
               Comparable basis
                (in € million)
      ----------------------------------------------------------------------------------------------------------

      Order backlog                               3 323          2 928          2 229         -33%         -24%
      Orders received                               223            240             26         -88%         -89%
      Sales                                         606            635            725          20%          14%
      Operating income                               42              5             16         -62%         220%
      Operating margin                             6.9%           0.8%           2.2%

      ----------------------------------------------------------------------------------------------------------

The  recovery of the cruise  holiday  market in the wake of 11  September is now well established.  However, the cruise-ship market has been impacted since April
2002 by the weakness of the US dollar  against the euro, as  ship-owners  (whose reference  currency is the dollar) postpone orders.  The market has also stalled in the last few months  pending the outcome of takeover  and merger  discussions involving  the three major cruise ship owners,  which  together  account for the bulk of  new-build  orders.  Notwithstanding  these  issues,  we continue to see strong underlying interest in cruise-ships.

PRESS INFORMATION

Geographical Analysis

The geographical  distribution of orders and sales was broadly unchanged against the first half of fiscal 2002.

      -------------------------------------------------------------------------------------------
               Total Group                 Orders Received                     Sales
             Comparable basis
                                       First Half    First Half      First Half     First Half
                                        Sept. 01      Sept. 02        Sept. 01       Sept. 02

             (in € million)
      -------------------------------------------------------------------------------------------

      France                                1 474          1 116            682            942
      United Kingdom                          585            741            594            801
      Germany                                 618            680            495            517
      Other EU countries                    1 107          2 111          1 666          1 310
      -------------------------------------------------------------------------------------------
      Total European Union                  3 784          4 648          3 437          3 570
      Rest of Europe                          765            532            604            732
      US                                    2 277          1 864          2 073          2 215
      Others NA countries                     444            274            845            458
      -------------------------------------------------------------------------------------------
      Total North America                   2 721          2 138          2 918          2 673
      South and Central America               939            603            408            775
      Asia / Pacific                        2 042          1 638          2 184          1 833
      Middle East / Africa                    987            978            958          1 185

      Total Group                          11 238         10 537         10 509         10 769

      -------------------------------------------------------------------------------------------

Vendor Financing

In the past we provided  certain  financial  assistance  to  institutions  which finance some of our customers and also, in some cases, directly to our customers for their  purchases of our products.  We refer to this financial  assistance as
"vendor financing".  It is no longer our policy to provide such vendor financing guarantees.

Vendor  financing  totalled €1,381 million at 30 September  2002,  compared with
€1,493 million at 31 March 2002.

A detailed  analysis of the  Company's  vendor  financing  exposure  and related provisions can be found in note 16 of the Consolidated  Financial Statements and in the full text of the MD&A.

PRESS INFORMATION

Contract Guarantees

External  contract  guarantees  totalled  €10,289  million at 30 September 2002, compared  with  €11,535  million  at 31 March  2002 and  €10,825  million  at 30
September 2001. They have an average maturity of three years.

We have observed a general contraction of the market for such guarantees as some banks and insurance companies are reducing their capacity in this activity. This contraction  has the  effect of  reducing  our  customers'  expectations,  which explains the decrease in our accounts  since  September 2002 despite an increase in orders  received.  We are examining with our core bankers ways to ensure that alternative bonding capacity is available for our requirements.

A comprehensive summary of ALSTOM's outstanding contract guarantees can be found in note 15a of the Consolidated Financial Statements and in the full text of the
MD&A.

Asbestos

The Company believes it has no material liability in respect of current asbestos personal  injury  cases.  (See  notes  6 & 17  of  the  Consolidated  Financial
Statements and the full text of the MD&A).

In  France   such   liabilities   are  covered  by  the  social   security   and
publicly-funded  systems.  In the USA,  the  businesses  purchased  from ABB are covered by an ABB indemnity. For our other US businesses, we believe our current liability  is not  material  and we consider we have good  defences to the cases filed against us. We have made no compensation payments.

Outlook

The  resilience  of  our  first-half  performance,  in  a  challenging  economic environment,  is underlined by the 15 per cent growth in our order intake.  As a result,  we expect orders  received and sales for the full year to be broadly in line with those of last year.  The  positive  dynamics of the  transport,  power
retrofit,   customer  service  and  transmission   markets  should  offset  less
favourable gas turbine, power plant, distribution and marine markets.

Improved  profitability  was delivered  across all our sectors in the first half and reflects not only the improved margins in our order intake,  as our business
mix   improves,   but  also  the  benefits  that  are  beginning  to  flow  from restructuring and overhead  reduction.  This gives us confidence in delivering a margin  close to 5% in March 2003 and puts us well on track to  achieving  6% by
March 2005.

PRESS INFORMATION

Despite  a  generally  much  more  difficult  economic  environment,  we  remain confident of achieving the key objectives outlined in the Restore Value plan.

                                      * * *

Forward-Looking Statements:

This  Press   Release   contains,   and  other   written  or  oral  reports  and
communications  of  ALSTOM  may  from  time  to  time  contain,  forward-looking statements,  within the meaning of Section 27A of the Securities Act of 1933 and
Section  21E  of  the  Securities   Exchange  Act  of  1934.  Examples  of  such
forward-looking  statements  include,  but are not limited to (i) projections or expectations of sales, income, operating margins,  dividends,  provisions,  cash flow,  debt or other  financial  items or  ratios,  (ii)  statements  of  plans, objectives  or goals of ALSTOM or its  management,  (iii)  statements  of future product or economic performance,  and (iv) statements of assumptions  underlying such statements.  Words such as "believes," "anticipates," "expects," "intends,"
"aims,"  "plans" and "will" and  similar  expressions  are  intended to identify forward-looking  statements but are not the exclusive means of identifying  such statements.  By their very nature,  forward-looking  statements involve inherent
risks   and   uncertainties   that  the   forecasts,   projections   and   other
forward-looking  statements  will not be achieved.  Such statements are based on management's  current  plans and  expectations  and are  subject  to a number of important  factors that could cause actual results to differ materially from the plans, objectives and expectations expressed in such forward-looking statements.
These factors include (i) the inherent  difficulty of forecasting  future market conditions,  level of infrastructure  spending,  GDP growth generally,  interest
rates  and  exchange  rates;   (ii)  the  effects  of,  and  changes  in,  laws,
regulations, governmental policy, taxation or accounting standards or practices;
(iii) the effects of competition in the product markets and geographic  areas in which  ALSTOM  operates;  (iv) the ability to increase  market share and control costs while  maintaining  high  quality  products and  services;  (v) the timely development of new products and services; (vi) the inherent technical complexity of many of  ALSTOM's  products  and  technologies  and the  ability  to  resolve effectively  and at reasonable cost technical  problems that  inevitably  arise, including in particular the problems  encountered with the GT24/26 gas turbines;
(vii) risks inherent in large  contracts that comprise a substantial  portion of
ALSTOM's  business;  (viii) the effects of acquisitions and disposals;  (ix) the ability  to  invest  in  successfully,  and  compete  at the  leading  edge  of, technology  developments across all of ALSTOM's Sectors; (x) the availability of adequate  cash flow from  operations  or other  sources of  liquidity to achieve management's  objectives or goals,  including our goal of reducing indebtedness;
(xi) timing of completion of the actions focused on cash generation contemplated in  ALSTOM's  "Restore  Value"  programme;  (xii)  the  inherent  difficulty  in estimating  future  charter or sale prices of any  relevant  cruise-ship  in any appraisal  of the  exposure  in respect of the  Renaissance  matter;  (xiii) the inherent  difficulty in estimating  ALSTOM's  exposure to vendor financing which may notably be affected by customers'  payment default;  (xiv) the unusual level of  uncertainty  at this time  regarding the world economy in general;  and (xv)
ALSTOM's success at adjusting to and managing the risks of the foregoing. ALSTOM cautions that the foregoing list of important  factors is not  exhaustive;  when relying on forward-looking  statements to make decisions with respect to ALSTOM, investors and others should carefully  consider the foregoing  factors and other uncertainties  and events, as well as other factors described in other documents
ALSTOM  files from time to time with the  Commission  des  Opérations  de
Bourse and with the Securities  and Exchange  Commission,  including  reports on
Form 6-K. Forward-looking statements speak only as of the date on which they are made,  and  ALSTOM  undertakes  no  obligation  to update or revise any of them, whether as a result of new information, future events or otherwise.

                                   SIGNATURE

      Pursuant to the  requirements of the Securities  Exchange Act of 1934, the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                             ALSTOM

Date: November 7, 2002                   By: /s/ Philippe Jaffré
                                             -----------------------------------
                                             Name:   Philippe Jaffré
                                             Title:  Chief Financial Officer